Exhibit 99.1

11 June 2004

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

4th Floor, Atrium, Unit 04-07
Strawinskylaan 3077
1077 ZX Amsterdam,
The Netherlands

Telephone:	31-20-301 2980
Fax:	31-20-404 2544

Dear Sir,

The Company’s dividend of US 3 cents per share announced on 13 May 2004 converts to 4.34 Australian cents per CUFS.

The dividend is payable in Australian currency on 1 July 2004 to CUFS holders registered at the 10 June 2004 record date.

American Depositary Receipt holders will receive payment in US currency.

Dutch withholding tax will be deducted from the dividend.

Yours faithfully

/s/ W. (Pim) Vlot

James Hardie Industries NV
By: W. (Pim) Vlot
As: Company Secretary